54, rue la Boétie
75411 Paris Cedex 08
France
Tél.: +33(0) 1 40 76 10 10
Fax: +33(0) 1 40 76 14 00
VIA EDGAR AND OVERNIGHT COURIER

Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-5546
November 18, 2005

Re:	Alcatel
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 001-11130

Dear Ms. Blye:
Reference is made to the comments of the Office of Global Security Risk of the Securities and Exchange Commission with respect to the above referenced annual report on Form 20-F of Alcatel, a French société anonyme, for the fiscal year ended December 31, 2004 that was filed on March 31, 2005, in your letter dated September 29, 2005.
I am writing to respond to the comments of your office and to provide the supplemental information that you have requested.
For your convenience, your comments are set forth in this letter, followed by our responses and the requested supplemental information.
General
1.	With a view to disclosure, please describe for us all previous, current and anticipated operations in, and ties to, Syria, Libya, Iran and Sudan. Your response should detail all operations and ties, including contracts through distributors, foreign subsidiaries and other arrangements whether direct or indirect.

Cecilia D. Blye
Office of Global Security Risk
Securities and Exchange Commission
November 18, 2005

A. Our operations in, and ties to, Syria are as follows:
In April 2003, Polytech International for Supplies & Consultation, Inc. (“PISC”) was awarded a contract by Syrian Telecom for the supply and installation of a public data network. PISC subcontracted to us the supply of 5,000 asymmetrical digital subscriber line (“ADSL”) ports under their contract with Syrian Telecom. The value of this contract is not significant.
In March 2005, we executed a commercial contract with Syrian Telecom for the supply, installation and commissioning of a customer care and billing system. This contract is valued at approximately €19 million and is expected to be implemented by November 2005. Syrian Telecom is an incumbent fixed line operator that is wholly owned by the Syrian government.
We are currently in discussions with Spacetel Syria regarding the implementation of a universal mobile telephone communications system trial network.
B. Our operations in, and ties to, Libya are as follows:
Alcatel began conducting business with General Post and Telecommunication Company (“GPTC”) in 1979, mainly related to providing fixed communications equipment and services, including fixed switching and optical fiber networks. The expected revenue from our business with GPTC in 2005 is approximately €5 million. GPTC is wholly owned by the Libyan government.
Alcatel began conducting business with Al Malar in 2000, mainly related to providing mobile communications equipment and services, by way of a GSM network. The expected revenue from our business with Al Malar in 2005 is approximately €10 million. Al Malar is an incumbent mobile telecommunications operator and is wholly owned by GPTC, which in turn is wholly owned by the Libyan government.
We and AGIP gas Libya (“AGIP”) are parties to a multi-year contract for network installation, design and building related to AGIP’s oil rigs in Libya. This contract is valued at approximately €60 million over the 5-year term of the contract. 50% of AGIP is owned by the Libyan government.
In April 2005, we made an offer to the General People’s Committee for General Security of Libya (“GPCGS”) for a homeland surveillance system, in the context of a bidding process.

Cecilia D. Blye
Office of Global Security Risk
Securities and Exchange Commission
November 18, 2005

C. Our operations in, and ties to, Iran are as follows:
During the first quarter of 2004, Asre Danesh Afzar awarded a contract for 23,000 digital subscriber lines to us. Sales under this contract were completed during the first quarter of 2005, for approximately €3.4 million.
Toyo Engineering Company (“Toyo”) is a major contractor for the National Iranian Oil Company (“NIOC”). NIOC is wholly owned by the Iranian government. During the second quarter of 2004, we entered into a sub-contract with Toyo, valued at approximately $7.2 million, to provide an integrated communication solution for an onshore gas plant and three offshore platforms of the South Pars gas field in Iran by the end of 2006. As of November 2005, sales completed under this contract are negligible.
We entered into a contract in 2004 with Telecommunications Company of Iran (“TCI”) for synchronous digital hierarchy transmission equipment. We expect to deliver approximately €9 million of equipment in 2005. TCI is an incumbent fixed telecommunications operator that is wholly owned by the Iranian government.
We entered into a contract with Rafsanjanian Industrial Complex in 2004 to provide a mobile network. The contract is valued at approximately €3 million.
During the third quarter of 2005, we entered into a contract with National Iranian Gas Company (“NIGC”), valued at approximately €6.4 million, to provide telecommunication and control services for gas pipelines. As of November 2005, no sales have been completed under this contract. NIGC is wholly owned by the Iranian government.
Pursuant to a contract with Iranian Telecommunication Manufacturing Co. (“ITMC”), we expect to deliver €1.2 million of time division multiplexing switching equipment in 2005. 50% of ITMC is owned by TCI, which is wholly owned by the Iranian government.
We recently entered into a contract with a local distributor, Hamgara, for the delivery in 2006 of a €1.5 million “PABX” (a private access business exchange or switchboard). We have been advised that the ultimate customer is the Iranian Ministry of Defense.
D. Our operations in, and ties to, Sudan are as follows:
In December 2004, we signed a commercial contract with Bashair Telecom Co. Ltd (“BTCL,” doing business as “Areeba”), valued at approximately €30 million, for the design, engineering, build-out, installation and commissioning of a second GSM network in Sudan, including UMTS equipment in the Khartoum area, in accordance with a license awarded by the Sudanese National Telecommunication Corporation to BTCL in October 2003. In order to finance a portion of the orders under this contract, Electro Banque, one

Cecilia D. Blye
Office of Global Security Risk
Securities and Exchange Commission
November 18, 2005

of our subsidiaries, entered into a facility agreement with BTCL for €26,574,262 on April 29, 2005. The conditions precedent to the availability of the facility are currently in the process of being satisfied by BTCL, and therefore no drawdowns have yet been made under the facility.
We have a contract with Petrodar, an oil and gas company, to implement a telecommunications network (optical fiber) and supervisory control and data acquisition systems along an oil pipeline called the MELUT Basin project. This contract is valued at approximately €15 million.
We have a contract with Sudatel, an incumbent wireline operator, for the extension and maintenance of existing Alcatel public switches, a well as the expansion of the number of ADSL ports. 26% of Sudatel is owned by the Sudanese government. The value of this contract is not significant.
* * * * *
Alcatel’s French subsidiary, Alcatel CIT, has a branch in Libya. Alcatel’s German subsidiary, Alcatel SEL, has a branch in Iran. As noted above, we signed a contract with a local distributor in Iran concerning the sale of a PABX.
We have described in detail our operations in, and ties to, the above-referenced countries since 2003, except for Libya, for which we provided additional historical information. From 1999 through 2002, our operations in, and ties to, the above-referenced countries was of a similar nature and of equal or less economic importance.
2.	With a view to disclosure, please address the materiality of all such operations, contacts or arrangements and your view as to whether those operations or arrangements constitute a material investment risk for your security holders.
Our 2005 revenues from operations in Syria, Libya, Iran and Sudan are estimated to be approximately €2 million, €24 million, €25 million and €45-50 million, respectively.
Qualitatively and quantitatively, we believe that our operations, contacts and arrangements in the above-referenced countries are not material to our business as a whole and do not constitute a material investment risk for our security holders. Our contracts in the above-referenced countries, in the aggregate, represent less than 1% of our total expected revenue in 2005.

Cecilia D. Blye
Office of Global Security Risk
Securities and Exchange Commission
November 18, 2005

3.	Please describe for us whether any of your equipment or services used or sold in the above-referenced countries has a military purpose or, to the best of your knowledge, understanding and belief, can be put to military use.
We do not believe that any of our equipment (which is “commercial off-the-shelf equipment”) or services used or sold in the above-referenced countries, as described above, has a military purpose or, to the best of our knowledge, understanding and belief, can be put to military use, it being noted that the surveillance system and the PABX mentioned earlier are to be used by the Libyan GPCGS and the Iranian Ministry of Defense, respectively.
* * * * *
Over the last decade, Alcatel has pursued its efforts towards reconciling economic development with its ethical responsibilities in the global community. In the above-referenced countries, Alcatel maintains only limited commercial activity, focused on telecommunications. We believe that participating in the enhancement of the communication capabilities of a country can only benefit the country’s economy and in turn help to improve the standard of living of its citizens.
We would appreciate your review of the responses and supplemental information provided herein and your notification to us if you have further comments or questions. Please contact Lauren K. Boglivi of Proskauer Rose LLP at (212) 969-3325 should you have any questions or additional comments.
Very truly yours,
ALCATEL

By:	// Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

cc:	Larry Spirgel, Assistant Director, Division of Corporation Finance
James Lopez, Office of Global Security Risk
Serge Tchuruk